                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

       MITSUI AND CALPINE PARTNERSHIP AWARDED 20-YEAR 1005MW ONTARIO CLEAN

                             ENERGY SUPPLY CONTRACT

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 14, 2005



Commission File Number  09929




                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F_X__ Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2005

                                        MITSUI & CO., LTD.

                                  By: /s/ Kazuya Imai
                                     -------------------------------------------
                                      Name: Kazuya Imai
                                      Title:   Senior Executive Managing Officer
                                               Chief Financial Officer

                                                                  April 14, 2005
                                                               Mitsui & Co., Ltd

For Immediate Release
To whom it may concern

   Mitsui and Calpine Partnership Awarded 20-year 1005MW Ontario Clean Energy
                                Supply Contract


Mitsui and Calpine Corporation's equally owned Canadian partnership has signed the Clean Energy Supply contract with the Ontario Power Authority ("OPA") of Ontario, Canada on April 12th, 2005. The purpose of this project is to newly construct a highly efficient 1005MW large-size gas fired combined cycle power plant equipped with modern emission control technology at a secured site located in the St. Clair Township, western region of the Province of Ontario, and sell power to the Ontario wholesale power market for a period of 20 years with revenue guaranteed by the OPA. The total project cost is approximately Japanese Yen 55 Billion. Project finance syndicated by commercial banks is expected to be arranged by October 2005, while construction is to commence by December 2005, and commercial operation is expected to commence prior to February 2008.

The Government of Ontario announced a Request for Proposals, due last December 15th, 2004, seeking a new source of clean energy with a total capacity of 2500MW, in response to meeting future demand growth and its decision to retire old coal fired power plants totaling 7500MW by the end of 2007. Mitsui and Calpine's 1005MW combined cycle proposal has been awarded through a competitive process, as one of 33 proposals which have been submitted to the Government of Ontario. This project is deemed to be the first huge power plant project in Canada to be invested in and owned by a Japanese firm.

Calpine Corporation, Mitsui's partner in this project, is one of the largest U.S. power generating companies, holding capacity of approximately 32000MW including plants during construction. This Ontario 1005MW power project would be the second joint project of Mitsui and Calpine, the first project being the Valladolid 525MW combined cycle power project now under construction in the state of Yucatan, Mexico, owned by Mitsui, Calpine and Chubu Electric Power Co., Inc. of Japan.

The North America power market (U.S., Canada and Mexico) is one of the focused markets of Mitsui. Mitsui's power business operations have been active in this market and Mitsui has gained experience through major power plant construction & investment projects continuously secured during the past several years, involving various types of fuel including coal, gas and wind.

END


                                         FOR FURTHER INFORMATION, PLEASE CONTACT
                                         MITSUI & CO., LTD.

                                           Corporate Communications Division
                                                 Tel: +81-3-3285-7564
                                              Investor Relations Division
                                                 Tel: +81-3-3285-7910